Exhibit 4.2

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

FOR

ONLINE RESOURCES & COMMUNICATIONS CORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Online Resources & Communications Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST:	That at a Special Meeting of the Board of Directors of Online Resources & Communications on May 10, 2000, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said Corporation, declaring said amendment to be advisable and submitting the proposed amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the name “Online Resources & Communications Corporation” so that, as amended, the name shall be “Online Resources Corporation”

SECOND:	That thereafter, pursuant to a resolution of its Board of Directors, all the shareholders of the said corporation approved the amendment at the Special Meeting of the Shareholders of Online Resources & Communications Corporation on May 10, 2000.

THIRD:	That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:	That the capital of said corporation shall not be reduced under or by reason of said amendment.

In Witness Whereof, said corporation has caused this certificate to be signed by Matthew P. Lawlor, an Authorized Officer, this 15th day of June, 2000.

/s/ Matthew P. Lawlor
Matthew P. Lawlor, Chief Executive Officer